

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

> **Re: Planet Image International Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 23, 2023**
> **File No. 333-263602**

Dear Shaofang Weng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary
Cash Transfer and Dividend Distributions, page 8

1.  We note your revised disclosure in response to prior comment 2, which summarizes the cash flows that have occurred between your Mainland PRC subsidiaries and your other subsidiaries to date. Please revise your table to identify the "other subsidiaries" where cash has flowed to and from your Mainland PRC subsidiaries. Note that only information relating to the periods for which you have provided financial statements needs to be included.

You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Cindy Li, Esq.